UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             SS&C Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   85227Q 10 0
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                                 (CUSIP Number)

                                80 Lamberton Road
                                Windsor, CT 06095
          Attention: Senior Vice President and Chief Financial Officer
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 23, 2005
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            (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85227Q 10 0
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1.    Name of Reporting Persons
      I. R. S. Identification Nos. of Above Persons (entities only)

      William C. Stone

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2.    Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[ ]

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3.    SEC Use Only

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4.    Source of Funds (See Instructions):      PF

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]

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6.    Citizenship or Place of Organization: United States of America

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Number of      7.  Sole Voting Power                                          0
Shares
Beneficially
Owned by Each  8.  Shared Voting Power                                        0
Reporting
Person With:
               9.  Sole Dispositive Power                                     0


               10. Shared Dispositive Power                                   0

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person            0

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

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13.   Percent of Class Represented by Amount in Row (11)                      0%

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14.   Type of Reporting Person (See Instructions)                             IN

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

                                  SCHEDULE 13D

This Amendment No. 1 (this "Amendment") relates to the Schedule 13D filed on behalf of William C. Stone ("Mr. Stone") with the Securities and Exchange Commission on August 3, 2005, (the "Schedule 13D"), relating to shares of common stock, $.01 par value per share (the "Common Stock") of SS&C Technologies, Inc., a Delaware corporation ("SS&C" or the "Issuer").

Mr. Stone's beneficial ownership of shares of Common Stock, as set forth in the previously filed Schedule 13D, represented 6,353,270 shares of Common Stock, including 481,250 shares issuable upon the exercise of options that Mr. Stone had the right to exercise within 60 days thereof.

As set forth in the Schedule 13D, Sunshine Acquisition Corporation, a Delaware Corporation ("Parent"), and Sunshine Merger Corporation, a Delaware Corporation and wholly owned subsidiary of Parent ("Merger Co"), entered into an Agreement and Plan of Merger, dated July 28, 2005, as amended on August 25, 2005 (the "Merger Agreement") whereby Merger Co would be merged with and into SS&C, resulting in SS&C as the surviving corporation (the "Merger"). In connection therewith, Mr. Stone entered into a Voting Agreement, dated as of July 28, 2005, and Contribution and Subscription Agreement dated as of July 28, 2005, (the "Contribution and Subscription Agreement"), each described in the previously filed Schedule 13D and attached as exhibits thereto.

On November 23, 2005, upon consummation of the Merger and pursuant to the terms of the Contribution and Subscription Agreement, Mr. Stone contributed 3,921,958 shares of Common Stock in exchange for newly issued shares of common stock, par value $0.01 per share, of Parent, representing approximately 28% of the outstanding equity of Parent. Also pursuant to the Merger, subject to the terms and conditions of the Merger Agreement, each remaining share of Common Stock owned by Mr. Stone (excluding 14,000 shares transferred as a bona fide gift on November 22, 2005) was converted into the right to receive $37.25 in cash and all of Mr. Stone's outstanding options were converted into options to purchase equity in the Parent. Therefore, as of November 23, 2005, Mr. Stone no longer beneficially owns any Common Stock of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer

      (a) As of November 23, 2005, Mr. Stone directly owns 0 shares of Common Stock.

      (b) Not Applicable.

      (c) Except as described in this Amendment, the Reporting Person has not engaged in any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

      (d) Not Applicable.

      (e) Not Applicable.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 2005


                                      /s/ William C. Stone
                                    -----------------------------------------
                                    William C. Stone